Form U-13-60 Mutual and Subsidiary Service Companies
ANNUAL REPORT
For the Period
Beginning January 1, 2003 and Ending December 31, 2003
TO THE
U.S. SECURITIES AND EXCHANGE COMMISSION
OF
PHI Service Company
A Subsidiary Service Company
Date of Incorporation: January 16, 1998
State or Sovereign Power under which Incorporated or Organized: Delaware
Location of Principal Executive Offices of Reporting Company:
800 King Street Wilmington, DE 19899
Name, title, and address of officer to whom correspondence concerning this report should be addressed:
James P. Lavin Vice President & Controller 701 Ninth Street, N.W. Washington, DC 20068
Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:
Pepco Holdings, Inc.
___________________________________________________________________________________
1.

TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.

NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.

PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.

REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.

MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(c)).

6.	DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01 (c)).
7.

MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.

DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.	ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.
-1- ____________________________________________________________________________________
10.

METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12.

ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission format documents.

Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.
Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.
-2- ____________________________________________________________________________________
LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNT
Description of Schedules and Accounts	Schedule or Account Number		Page Number
COMPARATIVE BALANCE SHEET	Schedule	I	4-5
Service Company Property	Schedule	II	6-7
Accumulated Provision for Depreciation and Amortization of Service Company Property	Schedule	III	8
Investments	Schedule	IV	9
Accounts Receivable from Associate Companies	Schedule	V	10-10a
Fuel Stock Expenses Undistributed	Schedule	VI	11
Stores Expense Undistributed	Schedule	VII	12
Miscellaneous Current and Accrued Assets	Schedule	VIII	13
Miscellaneous Deferred Debits	Schedule	IX	14
Research, Development, or Demonstration Expenditures	Schedule	X	15
Proprietary Capital	Schedule	XI	16
Long-Term Debt	Schedule	XII	17
Current and Accrued Liabilities	Schedule	XIII	18
Notes to Financial Statements	Schedule	XIV	19-20
COMPARATIVE STATEMENT OF INCOME	Schedule	XV	21
Analysis of Billing - Associate Companies	Account	457	22
Analysis of Billing - Non associate Companies	Account	458	23
Analysis of Charges for Service - Associate and Non associate Companies	Schedule	XVI	24
Schedule of Expense by Department or Service Function	Schedule	XVII	25-27
Departmental Analysis of Salaries	Account	920	28-29
Outside Services Employed	Account	923	30-32
Employee Pensions and Benefits	Account	926	33
General Advertising Expenses	Account	930.1	34
Miscellaneous General Expenses	Account	930.2	35
Rents	Account	931	36
Taxes Other Than Income Taxes	Account	408	37
Donations	Account	426.1	38
Other Deductions	Account	426.5	39
Notes to Statement of Income	Schedule	XVIII	40
LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
Description of Reports or Statements
ORGANIZATION CHART			41-42
METHODS OF ALLOCATION			43-48
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED			49
SIGNATURE			50
-3- ___________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
SCHEDULE I - COMPARATIVE BALANCE SHEET
Give balance sheet of the Company as of December 31 of the current and prior year
Account	Assets and Other Debits	As of December 31
		Current 2003	Prior 2002
(In Thousands)
SERVICE COMPANY PROPERTY
101	Service Company Property (Schedule II)	$ 65,929	$ 84,759
107	Construction work in progress (Schedule II)	-	-
	Total Property	$ 65,929	$ 84,759
108	Less accumulated provision for depreciation and amortization of service company property (Schedule III)	$ 36,156	$ 41,144
	Net Service Company Property	$ 29,773	$ 43,615
INVESTMENTS
121	Nonutility Property	$ 1,444	$ 890
123	Investments in associate companies (Schedule IV)	-	-
124	Other investments (Schedule IV)	-	-
128	Special Funds	22,104	23,684
	Total Investments	$ 23,548	$ 24,574
CURRENT AND ACCRUED ASSETS
131	Cash	$ -	$ (54)
134	Special deposits	-	-
135	Working funds	248	83
136	Temporary cash investments (Schedule IV)	-	-
141	Notes receivable	-	-
143	Accounts receivable	1,371	1,535
144	Accumulated provision for uncollectible accounts	-	-
146	Accounts receivable from associate companies (Schedule V)	45,934	30,396
152	Fuel stock expenses undistributed (Schedule VIII)	-	-
154	Materials and supplies	-	-
163	Stores expense undistributed (Schedule VII)	-	-
165	Prepayments	8,782	6,501
171	Interest and Dividends Receivable	-	-
174	Miscellaneous current and accrued assets
	(Schedule VIII)	-	-
	Total Current and Accrued Assets	$ 56,335	$ 38,461
DEFERRED DEBITS
181	Unamortized debt expense	$ -	$ -
183	Preliminary Survey and Investigation	-	-
184	Clearing accounts	(20)	2
186	Miscellaneous deferred debits (Schedule IX)	44,626	3,524
188	Research, development, or demonstration expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	(92)	1,036
	Total Deferred Debits	$ 44,514	$ 4,562
	TOTAL ASSETS AND OTHER DEBITS	$ 154,170	$ 111,212
-4- _____________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
SCHEDULE I - COMPARATIVE BALANCE SHEET
Account	Assets and Other Debits		As of December 31
	Current 2003		Prior 2002
(In Thousands)
PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	$ 1	$ 1
211	Miscellaneous paid-in-capital (Schedule XI)	-	-
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	(767)	(492)
	Total Proprietary Capital	$ (766)	$ (491)
LONG - TERM DEBT
223	Advances from associate companies (Schedule XII)	$ -	$ -
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt	-	-
	Total Long - Term Debt	$ -	$ -
CURRENT AND ACCRUED LIABILITIES
184	Clearing accounts	$ 18	$ 8
231	Notes payable	-	-
232	Accounts payable	14,074	8,323
233	Notes payable to associate companies
	(Schedule XIII)	54,570	41,617
234	Accounts payable to associate companies
	(Schedule XIII )	-	-
236	Taxes accrued	(2,435)	697
237	Interest accrued	60	62
238	Dividends declared	-	-
241	Tax collections payable	29	14
242	Miscellaneous current and accrued liabilities
	(Schedule XIII)	79,756	50,715
	Total Current and Accrued Liabilities	$ 146,072	$ 101,436
DEFERRED CREDITS
253	Other deferred credits	$ -	$ -
254	Other regulatory liabilities	-	-
255	Accumulated deferred investment tax credits	-	-
	Total Deferred Credits	$ -	$ -
ACCUMULATED DEFERRED INCOME TAXES
282	Accumulated deferred income taxes-Other Property	$ 4,444	$ 6,336
283	Accumulated deferred income taxes-Other	4,420	3,931
	Total Accumulated Deferred Income Taxes	$ 8,864	$ 10,267
	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$ 154,170	$ 111,212
-5- ____________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE II - SERVICE COMPANY PROPERTY
	Description	Balance At Beginning of Year	Additions	Retirements or Sales (1)	Other Changes	Balance At Close of Year
SERVICE COMPANY PROPERTY
Account
301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	9,460	-	(742)	-	8,718
304	Land and Land Rights	-	1,227	-	-	1,227
305	Structures and Improvements	14,481	-	-	-	14,481
306	Leasehold Improvements	-	-	-	-	-
307	Equipment(2)	53,960	843	(20,106)	(76)	34,621
308	Office Furniture and Equipment	6,858	-	-	-	6,882
309	Automobiles, Other Vehicles and Related Garage Equipment	-	-	-	-	-
310	Aircraft and Airport Equipment	-	-	-	-	-
311	Other Service Company Property(3)	-	-	-	-	-
	SUBTOTAL	$ 84,759	$ 2,070	$ (20,848)	$ (76)	$ 65,929
107	Construction Work in Progress (4)	-	-	-	-	-
	TOTAL	$ 84,759	$ 2,070	$ (20,848)	$ (76)	$ 65,929
	(1) Provide an explanation of those changes considered material:
	Retired $20.1 million of IT Hardware (servers and desktop equipment)
-6- _________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE II - CONTINUED
(2)	Sub accounts are required for each class of equipment owned. The service company shall provide a listing by sub account of equipment additions during the year and the balance at the close of the year:
	Subaccount Description		Additions	Balance At Close of Year
	Computer Hardware		$ 843	$ 26,069
	Computer Software		-	8,132
	Typewriters, Calculators, Copiers, & Duplicating		-	-
	Office Services Printing and Stationary Equipment		-	-
	Cafeteria & Kitchen Equipment		-	420
	TOTAL		$ 843	$ 34,621
(3)	Describe Other Service Company Property:
Not Applicable
(4)	Describe Construction Work in Progress:
	Asset Under Construction	Capitalized Date	Value	Description
Not Applicable
-7- ______________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE III
ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
	Description	Balance At Beginning of Year	Additions Charged to Account 403	Retirements (1)	Other Changes Add (Deduct)	Balance At Close of Year
Account
301	Organization	$ -	$ -	$ -	$ -	$ -
303	Miscellaneous Intangible Plant	5,524	1,821	(482)	-	6,863
304	Land and Land Rights	-			-	-
305	Structures and Improvements	1,586	476	-	-	2,062
306	Leasehold Improvements	-			-	-
307	Equipment(2)	32,992	9,793	(17,520)	(57)	25,208
308	Office Furniture and Equipment	1,042	981	-	-	2,023
309	Automobiles, Other Vehicles and Related Garage Equipment	-	-	-	-	-
310	Aircraft and Airport Equipment	-	-	-	-	-
311	Other Service Company Property	-	-	-	-	-
	TOTAL	$ 41,144	$ 13,071	$(18,002)	$ (57)	$36,156
	(1) Provide an explanation of those changes considered material:
	Retired $20.1 million of IT Hardware (servers and desktop equipment)
-8- _________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE IV - INVESTMENTS
INSTRUCTIONS: Complete the following schedule concerning investments.
Under Account 124, "Other Investments", state each investment separately, with description, including the name of the issuing company, number of shares or principal amount, etc.
Under Account 136, "Temporary Cash Investments", list each investment separately.
Description	Balance At Beginning of Year	Balance At Close of Year
Account 123 - Investment in Associate Companies	$ -	$ -
Account 124 - Other Investments	-	-
Account 136 - Temporary Cash Investments	-	-
TOTAL	$ -	$ -
-9- ________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
INSTRUCTIONS:

Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

Description	Balance At Beginning of Year	Balance At Close of Year
Account 146 - Accounts Receivable from Associate Companies
Potomac Electric Power Company	$ (786)	$ 14,060
Delmarva Power & Light Company	11,102	13,426
Atlantic City Electric Company	12,965	13,324
Atlantic City Electric Transition Funding LLC	3	1,355
Conectiv Delmarva Generation, Inc.	1,393	1,321
Delaware Operating Services Company	-	914
PHI Operating Services Company	-	193
Conectiv Bethlehem, LLC	475	629
Conectiv Atlantic Generation, LLC	139	481
Pepco Energy Services, Inc.	188	471
Vineland Limited, Inc.	1	340
Atlantic Southern Properties	113	145
Thermal Energy Limited Partnership	231	120
Pedrick Generation, Inc.	149	118
Conectiv Thermal Systems	57	74
Potomac Capital Investment Corporation	37	71
Conectiv Holding Company, Inc.	148	55
Vineland General, Inc.	2	54
Pepco Holdings, Inc.	72	35
ATE Investments, Inc.	2	29
ACE REIT, Inc.	-	16
King Street Assurance LTD	10	11
Binghamton General, Inc.	5	5
Conectiv Pennsylvania Generation LLC	42	4
Pepco Communications, Inc.	6	4
Binghamton Limited, Inc.	3	4
DCTC-Burney, Inc.	2	3
Conectiv Energy Holding Company	1,056	-
Conectiv Services II, Inc.	10	-
Conectiv Operating Services Company	1,658	-
Atlantic Generation, Inc.	27	-
Vital Services Home, LLC	11	-
Conectiv Mid Merit LLC	231	(5)
Conectiv Properties and Investments, Inc.	152	(25)
Conectiv Solutions LLC	44	(35)
Conectiv Communications, Inc.	(180)	(194)
Conectiv Energy Supply, Inc.	1,028	(1,069)
TOTAL RECEIVABLES	$ 30,396	$ 45,934
Analysis of Convenience or Accommodation Payments:
See Schedule V (a)
-10- ____________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE V (a) - Analysis of Convenience or Accommodation Payments
Company Name	Total Payments
ACE REIT, Inc	$ 16
ATE Investments, Inc.	99
Atlantic City Electric Company	37,690
Atlantic City Electric Transition Funding, LLC	1,277
Atlantic Generation, Inc.	81
Atlantic Jersey Thermal Systems	4
Atlantic Southern Properties	1,739
ATS Operating Services, Inc	24
Binghamton General Inc	1
Conectiv Atlantic Generation, LLC	12,918
Conectiv Bethlehem, LLC	983
Conectiv Communications, Inc.	116
Conectiv Delmarva Generation, Inc.	5,550
Conectiv Energy Holding Co.	1
Conectiv Energy Supply, Inc.	8,007
Conectiv Holding Company, Inc.	340
Conectiv Mid-Merit, Inc.	223
Conectiv Mid-Merit, LLC	154
Conectiv Operating Services Company	1,015
Conectiv Pennsylvania Generation	93
Conectiv Pennsylvania Generation, LLC	91
Conectiv Properties and Investments, Inc.	361
Conectiv Services II, Inc.	964
Conectiv Solutions, LLC	185
Conectiv Thermal Systems	449
DCI II, Inc.	100
DCTC-Burney, Inc.	6
Delaware Operating Services Company	3,151
Delmarva Power & Light Company	32,011
King Street Assurance Ltd	8,928
Pedrick Generation Inc.	12
Pepco Holdings Inc	3,220
PHI Operating Services Company	228
Potomac Capital Investment Corp	432
Potomac Electric Power Company	45,241
Potomac Energy Services, Inc.	377
Thermal Energy Limited Partnership	947
Vineland General, Inc.	40
Vineland LTD, Inc.	328
Total Payments	$ 167,402

The majority of convenience payments relate to benefits and outside legal, consulting and purchased power expenses paid to vendors who bill more than one system affiliate on one invoice, and expenses incurred by system affiliates who do not have a checking account.

-10a- ____________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE VI - FUEL STOCK EXPENSE UNDISTRIBUTED
INSTRUCTIONS:

Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "summary" listed below give an overall report of the fuel functions performed by the service company.

Description	Labor	Expenses	Total
Account 152 - Fuel Stock Expenses Undistributed	$ -	$ -	$ -
TOTAL	$ -	$ -	$ -
Summary:
Not Applicable
-11- ____________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED
INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
Description	Labor	Expenses	Total
Account 163 - Stores Expense Undistributed	$ -	$ -	$ -
TOTAL	$ -	$ -	$ -
-12- ____________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003
(In Thousands)
SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS
INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.
Description	Balance At Beginning of Year	Balance At Close of Year
Account 174 - Miscellaneous Current and Accrued Assets	$ -	$ -
TOTAL	$ -	$ -
-13- ____________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS
INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class, showing the number of items in each class.
Description	Balance At Beginning of Year	Balance At Close of Year
Account 186 - Miscellaneous Deferred Debits
Prepaid Pension	$ -	$ 43,158
Intangible Asset-Supplemental Executive Retirement Plan	1,483	1,483
SAP Costs-Deferred	2,000	-
Property Sales	42	-
Other	(1)	(15)
TOTAL	$ 3,524	$ 44,626
-14- ___________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE X RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.
Description	Amount
Account 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES	$ -
TOTAL	$ -
-15- ____________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003
SCHEDULE XI - PROPRIETARY CAPITAL
Outstanding Close of Period
Account Number	Class of Stock	Number of Shares Authorized	Par or Stated Value Per Share	No. of Shares	Total Amount
201	Common Stock Issued	1,000	$ 1.00	1,000	$ 1,000
INSTRUCTIONS:	Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.
	Description				Amount
Account 211 - Miscellaneous Paid-In Capital					$ -
Account 215 - Appropriated Retained Earnings					-
	TOTAL				$ -
INSTRUCTIONS:

Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

	Description	Balance At Beginning of Year	Net Income or (Loss)	Dividends Paid	Balance At Close of Year
Account 216 - Unappropriated Retained Earnings		$ (492)	$ (275)	$ -	$ (767)
	TOTAL	$ (492)	$ (275)	$ -	$ (767)
-16- ____________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE XII - LONG-TERM DEBT
INSTRUCTIONS:

Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

Terms of Oblig Class & Series of Obligation	Date of Maturity	Interest Rate	Amount Amortized	Balance At Beginning of Year	Additions	Deductions (1)	Balance At Close of Year
Account 223 - Advances from Associate Companies:				$ -			$ -
Account 224 - Other Long-Term Debt				-			-
TOTAL				$ -			$ -
(1) Give an explanation of deductions:
Not Applicable
-17- ___________________________________________________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
INSTRUCTIONS:

Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

Description	Balance At Beginning of Year	Balance At Close of Year
Account 233 - Notes Payable to Associate Companies Pepco Holdings, Inc. Money Pool	$ 41,617	$ 54,570
TOTAL	$ 41,617	$ 54,570
Account 234 - Accounts Payable to Associate Companies	$ -	$ -
	-	-
TOTAL	$ -	$ -
Account 242 - Miscellaneous Current and Accrued Liabilities
Pension/OPEB	$ 15,272	$ 42,329
Deferred Savings and Thrift	19,172	18,460
Accrued Vacation	2,200	8,769
Incentive	7,112	4,482
Severance	5,230	3,764
Health Claims Reserve	1,808	1,808
Supplemental Executive Retirement Plan	(2,079)	(67)
License Fees	1,899	-
Other	101	211
TOTAL	$ 50,715	$ 79,756
-18- ___________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS
INSTRUCTIONS:

The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets of liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.	Organization

                    On August 1, 2002, Conectiv was acquired by Pepco Holdings, Inc. (PHI) in a transaction pursuant to an Agreement and Plan of Merger (the Conectiv/Pepco Merger Agreement), dated as of February 9, 2001, among PHI (formerly New RC, Inc.), Conectiv and Potomac Electric Power Company (Pepco), in which Pepco and Conectiv merged with subsidiaries of PHI (the Conectiv/Pepco Merger). As a result of the Conectiv/Pepco Merger, Conectiv and Pepco each became subsidiaries of PHI. In addition, Conectiv contributed Conectiv Resource Partners, Inc. (the name of which changed to PHI Service Company on August 8, 2002) (CRP) to PHI, effective August 1, 2002. CRP was the service company for Conectiv for the period prior to the Conectiv/Pepco Merger, and continued as the service company for PHI for the period subsequent to the merger, operating under its new name, PHI Service Company.

2.	Service Company Property and Non-Utility Property

                    PHI Service Company (Service Company) property and non-utility property are stated at original cost, including property additions. Capitalized interest is included in the original cost and represents the cost of borrowed and equity funds used to finance construction of new facilities. The annual provision for depreciation on service company and non-utility property is computed on the straight-line basis using composite rates by classes of depreciable property. Accumulated depreciation is charged with the cost of depreciable property retired, including removal costs less salvage and other recoveries.

3.	Income Taxes

                    PHI Service Company, as a subsidiary of Pepco Holdings, Inc. (PHI), is included in the consolidated federal income tax return of PHI. Income taxes are allocated to the Service Company based upon its taxable income or loss, determined on a separate return basis. The financial statements include two categories of income taxes-current and deferred. Current income taxes represent the Service Company's share of amounts of tax expected to be reported on PHI's federal and state income tax returns. Deferred income tax assets and liabilities represent the tax effects of temporary differences between the financial statements and tax bases of existing assets and liabilities and are measured using presently enacted tax rates. Deferred income tax expense represents the net change during the reporting period in the net deferred tax liability.

-19- _____________________________________________________________________________
4.	Pension and Other Postretirement Benefits

                    Service Company employees are covered by the PHI retirement plan. Effective December 31, 2002, following the August 1, 2002 Pepco and Conectiv merger, the Pepco General Retirement Plan and the Conectiv Retirement Plan were merged into the Pepco Holdings Retirement Plan (PHI Retirement Plan). The provisions and benefits of the merged plan for Service Company employees are identical to the original plan in which each employee participated prior to the merger of the plans. That is, Service Company employees who are former Pepco employees are provided benefits identical to the former Pepco General Retirement Plan and Service Company employees who are former CRP employees are provided benefits identical to the former Conectiv Retirement Plan. The PHI Retirement Plan, as of December 31, 2003, had a projected benefit obligation of $1,579.2 million and trust fund assets with a fair value of $1,462.8 million, resulting in an under-funded status of $116.4 million. Due to an unrecognized actuarial loss, an asset of $140.9 million was reflected on PHI's Consolidated December 31, 2003 Balance Sheet. During 2003, the Service Company incurred expense of $12.8 million for pension service and interest costs, net of expected return on assets.

                    Service Company employees are covered by PHI's other postretirement benefit plans which as of December 31, 2003 had a projected benefit obligation of $511.9 million and trust fund assets with a fair value of $145.2 million, resulting in an under-funded status of $366.7 million, of which $266.9 million was reflected on PHI's Consolidated December 31, 2003 Balance Sheet. During 2003, the Service Company incurred an expense of $15.2 million for other postretirement service and interest costs, net of expected return on assets.

                    During 2003, the proportionate share of the Pepco Prepaid Pension Asset ($43.2 million) and Accrued OPEB liability ($7.6 million) related to former Pepco employees who moved into the Service Company effective January 1, 2003 was transferred to the Service Company.

                    PHI also maintains 401(k) savings plans for covered employees, including employees of the Service Company. Under these plans, PHI makes contributions on behalf of participants. The amount expensed by the Service Company for PHI's matching contributions was $3.0 million in 2003.

5.	Rents
The Service Company leases office buildings and business equipment from associate companies. These eases are accounted for as operating leases.
6.	Money Pool
The Money Pool exists to permit affiliate companies to borrow excess cash from other affiliate companies. PHI Service Company serves as the Administrator for the System Money Pool.
-20- _____________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Years Ended December 31, 2003 and 2002 (In Thousands)
SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME
Account	Description	Current Year 2003	Prior Year 2002
	INCOME
457	Services rendered to associate companies	$ 333,925	$ 263,094
458	Services rendered to nonassociate companies	-	-
421	Miscellaneous income or loss	-	-
	TOTAL INCOME	$ 333,925	$ 263,094
	EXPENSE
912-13	Marketing & Advertising	$ 141	$ 182
920	Salaries and wages	124,945	114,723
921	Office Supplies and expenses	31,298	22,868
922	Administrative expenses transferred-credit	-	-
923	Outside services employed	45,040	45,965
924	Property insurance	4,080	958
925	Injuries and damages	7,815	2,647
926	Employee pensions and benefits	63,937	41,266
928	Regulatory commission expense	-	-
929	Duplicate charges-credit	(39)	(11)
930.1	General advertising expense	154	122
930.2	Miscellaneous general expenses	5,795	3,519
931	Rents	31,603	15,546
932	Maintenance of structures and equipment	246	238
403	Depreciation and amortization expense	13,071	12,847
408	Taxes other than income taxes	1,553	494
409	Income taxes	550	957
410	Provision for deferred income taxes	(275)	(428)
411	Provision for deferred income taxes-credit	-	-
411.5	Investment tax credit	-	-
426.1	Donations	903	633
426.5	Other deductions	2,845	90
427	Interest on long-term debt	-	-
430	Interest on debt to associate companies	538	1,007
431	Other interest expense	-	-
	TOTAL EXPENSES	$ 334,200	$ 263,623
	NET INCOME OR (LOSS)	$ (275)	$ (529)
-21- ________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
ANALYSIS OF BILLING
ASSOCIATE COMPANIES - ACCOUNT 457
Name of Associate Company	Direct Costs Charged 457-1	Indirect Costs Charged 457-2		Compensation For Use of Capital 457-3	Total Amount Billed
Delmarva Power & Light Company	$25,909	$74,203	*	$ 201	$100,313
Atlantic City Electric Company	19,567	69,741	*	166	89,474
Atlantic City Electric Transition Funding LLC	75	-		-	75
Conectiv Properties and Investments, Inc.	53	78		1	132
DCI II, Inc.	1	-		-	1
Conectiv Operating Services Company	1,466	254		-	1,720
Delaware Operating Services Company	3,187	5,087		23	8,297
PHI Operating Services Company	69	1,275		-	1,344
DCTC-Burney, Inc.	46	9		-	55
Conectiv Energy Supply, Inc.	18,610	2,532		11	21,153
Conectiv Delmarva Generation, Inc.	1,905	9,061		53	11,019
Conectiv Atlantic Generation, LLC	855	1,595		6	2,456
Conectiv Mid Merit, Inc.	462	76		-	538
Conectiv Mid Merit LLC	388	54		-	442
Conectiv Bethlehem LLC	3,922	645		8	4,575
Conectiv Pennsylvania Generation, Inc.	128	6		-	134
Conectiv Pennsylvania Generation LLC	64	13		-	77
Conectiv Energy Holding Co.	2	-		-	2
Atlantic Southern Properties	52	133		1	186
Atlantic Generation, Inc.	51	9		-	60
Vineland Limited, Inc.	11	1			12
Vineland General, Inc.	11	1			12
ATE Investments, Inc.	6	3		-	9
King Street Assurance LTD	16	56		-	72
Conectiv Services II, Inc.	63	-		-	63
Conectiv Solutions LLC	52	40		-	92
Conectiv Thermal Systems	272	667		1	940
Thermal Energy Limited Partnership	99	253		3	355
Conectiv Communications, Inc.	29	85		-	114
Potomac Electric Power Company	22,048	60,684		53	82,785
Potomac Capital Investment Corporation	70	1,093		1	1,164
Pepco Communications, Inc.	-	50		-	50
Pepco Energy Services, Inc.	117	4,804		10	4,931
Pepco Holdings, Inc.	18	1,228		-	1,246
Conectiv Holding Company, Inc.	27	-		-	27
TOTAL	$99,651	$233,736		$ 538	$333,925
*

Includes a total of $82.9 million charged only to Delmarva Power & Light Company and Atlantic City Electric Company (who do business as "Conectiv Power Delivery") related to services provided by Conectiv Power Delivery business support groups. These groups, and their related costs, are in the Service Company because they provide services to both of these utilities.

-22- _________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
ANALYSIS OF BILLING
NONASSOCIATE COMPANIES - ACCOUNT 458
Name of Nonassociate Company	Direct Costs Charged 458-1	Indirect Costs Charged 458-2	Compensation For Use of Capital 458-3	Total Cost	Excess or Deficiency 458-4	Total Amount Billed
TOTAL	$ -	$ -	$ -	$ -	$ -	$ -
INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.
NOT APPLICABLE
-23- _________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICES
ASSOCIATE AND NONASSOCIATE COMPANIES
		Associate Company Charges			Nonassociate Company Charges			Total Charges for Service
Description of Items		Direct Costs	Indirect Costs	Total	Direct Costs	Indirect Costs	Total	Direct Costs	Indirect Costs	Total
912-13	Marketing & Advertising	$ -	$ 141	$ 141	$	$	$	$	$ 141	$ 141
920	Salaries and wages	49,178	75,767	124,945		-	-	49,178	75,767	124,945
921	Office Supplies and expenses	4,544	26,754	31,298	-	-	-	4,544	26,754	31,298
922	Administrative expenses transferred-credit	-	-	-	-	-	-	-	-	-
923	Outside services employed	11,908	33,132	45,040	-	-	-	11,908	33,132	45,040
924	Property insurance	-	4,080	4,080	-	-	-	-	4,080	4,080
925	Injuries and damages	-	7,815	7,815	-	-	-	-	7,815	7,815
926	Employee pensions and benefits	22,382	41,555	63,937	-	-	-	22,382	41,555	63,937
928	Regulatory commission expense	-	-	-	-	-	-	-	-	-
929	Duplicate charges-credit	-	(39)	(39)				-	(39)	(39)
930.1	General advertising expense	-	154	154	-	-	-	-	154	154
930.2	Miscellaneous general expenses	159	5,636	5,795	-	-	-	159	5,636	5,795
931	Rents	6,752	24,851	31,603	-	-	-	6,752	24,851	31,603
932	Maintenance of structures and equipment	-	246	246	-	-	-	-	246	246
403	Depreciation and amortization expense	4,728	8,343	13,071	-	-	-	4,728	8,343	13,071
408	Taxes other than income taxes	-	1,553	1,553	-	-	-	-	1,553	1,553
409	Income taxes	-	275	275	-	-	-	-	275	275
410	Provision for deferred income taxes	-	(275)	(275)	-	-	-	-	(275)	(275)
411	Provision for deferred income taxes-credit	-	-	-	-	-	-	-	-	-
411.5	Investment tax credit	-	-	-	-	-	-	-	-	-
426.1	Donations	-	903	903	-	-	-	-	903	903
426.5	Other deductions	-	2,845	2,845	-	-	-	-	2,845	2,845
427	Interest on long-term debt	-	-	-	-	-	-	-	-	-
431	Other interest expense	-	-	-	-	-	-	-	-	-
	TOTAL EXPENSES	$99,651	$233,736	$333,387	$ -	$ -	$ -	$99,651	$233,736	$333,387
Compensation for Use of Equity Capital
430	Interest on debt to associate companies			538	-	-	-	-	538	538
	TOTAL COST OF SERVICES			$333,925	$ -	$ -	$ -	$99,651	$234,274	$333,925
INSTRUCTION:		Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.
-24- ____________________________________________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE XVII - SCHEDULE OF EXPENSE DISTIBUTION BY
DEPARTMENT OR SERVICE FUNCTION
Description of Items		Total Amount	Overhead	Executive Management	Environmental & Safety	Corporate Communications	Information Services	Customer Care	Corporate Secretary	Internal Audit
912-13	Marketing & Advertising	$ 141	$ -	$ -	$ -	$ 8	$ -	$ 11	$ -	$ -
920	Salaries and wages	124,945	3,353	3,940	1,081	1,224	22,134	20,666	438	1,368
921	Office Supplies and expenses	31,298	2,413	414	277	98	15,622	5,215	44	66
922	Administrative expenses transferred-credit	-	-	-	-	-	-	-	-	-
923	Outside services employed	45,040	83	581	111	393	22,992	4,347	1,721	67
924	Property insurance	4,080	-	-	-	-	-	-	-	-
925	Injuries and damages	7,815	-	-	-	-	-	-	-	-
926	Employee pensions and benefits	63,937	63,820	-	-	-	-	-	-	-
928	Regulatory commission expense	-	-	-	-	-	-	-	-	-
929	Duplicate Charges-credit	(39)	(39)	-	-	-	-	-	-	-
930.1	General advertising expense	154		4	-	1	-	-	-	-
930.2	Miscellaneous general expenses	5,794	163	401	35	211	1,729	994	53	7
931	Rents	31,603	9,742	-		15	13,775	224	-	-
932	Maintenance of structures and equipment	246	-	-	-	-	-	-	-	-
403	Depreciation and amortization expense	13,071	-	-	-	-	8,207	1,017	-	-
408	Taxes other than income taxes	1,553	15	-	-	-	992	-	-	-
409	Income taxes	550	550	-	-	-	-	-	-	-
410	Provision for deferred income taxes	(275)	(275)	-	-	-	-	-	-	-
411	Provision for deferred income taxes-credit	-	-	-	-	-	-	-	-	-
411.5	Investment tax credit	-	-	-	-	-	-	-	-	-
426.1	Donations	903	-	744	2	30	-	1	-	4
426.5	Other deductions	2,845		-	-	-	2,845	-	-	-
427	Interest on long-term debt	-	-	-	-	-	-	-	-	-
430	Interest on debt to associate companies	538	538	-	-	-	-	-	-	-
431	Other interest expense	-	-	-	-	-	-	-	-	-
	TOTAL EXPENSES	$334,200	$80,363	$6,084	$1,506	$1,980	$88,296	$32,475	$2,256	$1,512
-25- ____________________________________________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE XVII - SCHEDULE OF EXPENSE DISTIBUTION BY
DEPARTMENT OR SERVICE FUNCTION
Description of Items		Legal	Human Resources	Controller	Claims & Insurance	Treasury	Government Affairs	Procurement & Supply Chain	Facility & Real Estate Services
912-13	Marketing & Advertising	$ -	$ 42	$ -	$ -	$ -	$ -	$ -	$ -
920	Salaries and wages	3,028	3,892	7,846	1,198	3,499	530	2,949	609
921	Office Supplies and expenses	294	653	424	71	1,387	104	109	25
922	Administrative expenses transferred-credit	-	-	-	-	-	-	-	-
923	Outside services employed	777	3,042	1,778	64	1,597	268	291	970
924	Property insurance	-	-	-	4,080	-	-	-	-
925	Injuries and damages	-	-	-	7,815	-	-	-	-
926	Employee pensions and benefits	-	91	-	-	-	-	-	-
928	Regulatory commission expense	-	-	-	-	-	-	-	-
929	Duplicate Charges-credit	-	-	-	-	-	-	-	-
930.1	General advertising expense	-	34	-	-	-	-	-	-
930.2	Miscellaneous general expenses	134	305	10	39	(7)	151	51	389
931	Rents	14	7	-	-	-	22	-	7,146
932	Maintenance of structures and equipment	-	-	-	-	-	-	-	246
403	Depreciation and amortization expense	-	1,342	-	-	-	-	172	918
408	Taxes other than income taxes	-	-	1	-	-	-	-	545
409	Income taxes	-	-	-	-	-	-	-	-
410	Provision for deferred income taxes	-	-	-	-	-	-	-	-
411	Provision for deferred income taxes-credit	-	-	-	-	-	-	-	-
411.5	Investment tax credit	-	-	-	-	-	-	-	-
426.1	Donations	-	-	-	-	-	69	-	-
426.5	Other deductions	-	-	-	-	-	-	-
427	Interest on long-term debt	-	-	-	-	-	-	-
430	Interest on debt to associate companies	-	-	-	-	-	-	-
431	Other interest expense	-	-	-	-	-	-	-	-
	TOTAL EXPENSES	$4,247	$9,408	$10,059	$13,267	$6,476	$1,144	$3,572	$10,848
-26- _________________________________________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE XVII - SCHEDULE OF EXPENSE DISTIBUTION BY
DEPARTMENT OR SERVICE FUNCTION
Description of Items		Vehicle Management	Security & Doc Services	Regulatory	Delivery LOB Support	Energy LOB Support
912-13	Marketing & Advertising	$ -	$ -	$ -	$ 7	$ 73
920	Salaries and wages	402	597	3,234	20,871	22,086
921	Office Supplies and expenses	24	274	116	1,769	1,899
922	Administrative expenses transferred-credit	-	-	-	-	-
923	Outside services employed	7	906	80	3,611	1,354
924	Property insurance	-	-	-	-	-
925	Injuries and damages	-	-	-	-	-
926	Employee pensions and benefits	-	-	-	-	26
928	Regulatory commission expense	-	-	-	-	-
929	Duplicate Charges-credit	-	-	-	-	-
930.1	General advertising expense	-	-	-	115	-
930.2	Miscellaneous general expenses	14	52	28	514	521
931	Rents	-	611	-	7	40
932	Maintenance of structures and equipment	-	-	-	-	-
403	Depreciation and amortization expense	46	-	-	1,369	-
408	Taxes other than income taxes	-	-	-	-	-
409	Income taxes	-	-	-	-	-
410	Provision for deferred income taxes	-	-	-	-	-
411	Provision for deferred income taxes-credit	-	-	-	-	-
411.5	Investment tax credit	-	-	-	-	-
426.1	Donations	-	-	1	31	21
426.5	Other deductions	-	-	-	-	-
427	Interest on long-term debt	-	-	-	-	-
430	Interest on debt to associate companies	-	-	-	-	-
431	Other interest expense	-	-	-	-	-
	TOTAL EXPENSES	$ 493	$ 2,440	$ 3,459	$ 28,294	$ 26,020
-27- ________________________________________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
Name of Department		Departmental Salary Expense Included in Amounts Billed to
Indicate each department or service function.	Total Amount	Parent Company	Other Associates	Non Associates	Number of Personnel End of Year
Executive Management	$ 3,940	$ 253	$ 3,687	$ -	13
Environmental & Safety	1,081	-	1,081	-	13
Corporate Communications	1,224	-	1,224	-	15
Government Affairs	530	-	530	-	5
Information Systems	22,133	-	22,133	-	292
Customer Care	20,667	-	20,667	-	384
Regulatory	3,234	-	3,234	-	36
Internal Audit	1,368	-	1,368	-	19
Legal & Corp Secr	3,466	104	3,362	-	37
Human Resources	3,892	-	3,892	-	55
Controller	7,846	-	7,846	-	99
Claims & Insurance	1,198	-	1,198	-	19
Treasury	3,499	70	3,429	-	35
Procurement & Supply Chain	2,949	-	2,949	-	33
Facility & Real Estate Services	609	-	609	-	9
-28- ________________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920
Name of Department		Departmental Salary Expense Included in Amounts Billed to
Indicate each department or service function.	Total Amount	Parent Company	Other Associates	Non Associates	Number of Personnel End of Year
Vehicle Management	$ 402		$ 402	$ -	5
Security & Document Services	597	-	597	-	12
Delivery LOB Support	20,871	-	20,871	-	275
Energy LOB Support	22,085	-	22,085	-	209
Corporate	3,354	-	3,354	-	-
	$124,945	$ 427	$ 124,517	$ -	1,565
-29- ________________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company Inc.
For the Year Ended December 31, 2003 (In Thousands)
OUTSIDE SERVICES EMPLOYED - ACCOUNT 923
INSTRUCTIONS:

Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subaccount for each type of service.

From Whom Purchased	Description	Relationship "A"=Associate "NA"=Nonassociate	Amount
Temporary Services:
WHITE AMBER	Temporary Employment Services	NA	$ 1,570
ADVANCED NETWORK SOLUTION	Temporary Employment Services	NA	1,106
COMPUTER TEMPORARIES INC	Temporary Employment Services	NA	602
AJILON	Temporary Employment Services	NA	326
CORNERSTONE MANAGEMENT CONSULTING	Temporary Employment Services	NA	309
STUDLEY PROFESSIONAL STAFFING	Temporary Employment Services	NA	297
RANDSTAD	Temporary Employment Services	NA	186
MRC INC	Temporary Employment Services	NA	165
INTEGRITY STAFFING SOLUTIONS	Temporary Employment Services	NA	127
MISCELLANEOUS			811
(30 ITEMS LESS THAN $100,000)
TOTAL			$5,499
Market Research Services:
MISCELLANEOUS		NA	22
(2 ITEMS LESS THAN $100,000)
TOTAL			$22
Maintenance Services:
IBM GLOBAL SERVICES US	Computer Consultants/Services	NA	11,172
VISALIGN LLC	Computer Consultants/Services	NA	2,699
SUN MICROSYSTEMS INC	Computer Consultants/Services	NA	695
STORAGE TECHNOLOGY CORP	Computer Consultants/Services	NA	673
XEROX CORPORATION	Copier Maintenance Services	NA	301
CISCO	Computer Consultants/Services	NA	289
PEPCO - IT SERVICES	Computer Consultants/Services	NA	196
INSTALLSHIELD SOFTWARE CORP	Computer Consultants/Services	NA	190
IBM CORPORATION	Computer Consultants/Services	NA	154
AMERICAN BUILDING MAINTENANCE	Janitorial Services	NA	148
NETWORK EQUIPMENT TECHNOLOGIES	Communications Services	NA	132
MISCELLANEOUS		NA	888
(77 ITEMS LESS THAN $100,000)
TOTAL			$17,537
Legal Services:
COVINGTON & BURLING	Professional Legal Services	NA	709
RR DONNELLEY RECEIVABLES	Professional Legal Services	NA	399
PEPPER HAMILTON & SCHEETZ LLP	Professional Legal Services	NA	189
ARIA A KLEES	Professional Legal Services	NA	167
SKADDEN ARPS SLATE MEAGHER & FLOM	Professional Legal Services	NA	110
MISCELLANEOUS		NA	760
(41 ITEMS LESS THAN $100,000)
TOTAL			$ 2,334
-30- _________________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company Inc.
For the Year Ended December 31, 2003 (In Thousands)
OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
From Whom Purchased	Description	Relationship "A"=Associate "NA"=Nonassociate	Amount
Audit Services:
PRICEWATERHOUSECOOPERS LLP	Audit Services	NA	$ 379
TOTAL			$ 379
Advertising Services:
MISCELLANEOUS		NA	$ 64
(8 ITEMS LESS THAN $100,000)
TOTAL			$ 64
Training Services:
MISCELLANEOUS		NA	$ 195
(18 ITEMS LESS THAN $100,000)
TOTAL			$ 195
Collection Services:
NCO FINANCIAL SYSTEM INC	Collection Services	NA	2,179
MISCELLANEOUS		NA	20
(2 ITEMS LESS THAN $100,000)
TOTAL			$2,199
Other Services:
FLK CONSULTING SERVICES	Consulting Services	NA	1,449
JAMES LEE WITT ASSOCIATES LLC	Consulting Services	NA	801
AON CONSULTING INC	Human Resource Services	NA	775
STANTON COMMUNICATIONS INC	Communications Services	NA	709
BOARD OF DIRECTORS FEES/DEFERRALS	Consulting Services	NA	480
BROOKS COURIER SERVICE INC	Courier Services	NA	381
TWENTY FIRST CENTURY COMMUNICATIONS	Answering Services	NA	306
AVAYA INC	Consulting Services	NA	284
KPMG CONSULTING	Financial Consulting Services	NA	279
SUNGARD RECOVERY SERVICES INC	Disaster Recovery Support Services	NA	275
SIEGFRIED GROUP LLP	Financial Consulting Services	NA	273
MAHONEY CONSULTING GROUP	Consulting Services	NA	272
MARKET STRATEGIES INC	Consulting Services	NA	268
UTILITY SYSTEMS SOLUTIONS	Operations Consulting Services	NA	255
MDSI-MOBILE DATA SOLUTIONS	Software support services	NA	251
OCE PRINTING SYSTEMS USA INC	Printing Services	NA	247
MELLON CONSULTANTS INC	Consulting Services	NA	233
-31- ________________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company Inc.
For the Year Ended December 31, 2003 (In Thousands)
OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
From Whom Purchased	Description	Relationship "A"=Associate "NA"=Nonassociate	Amount
GLOBAL ENTERPRISE MANAGERS INC	Consulting Services	NA	$ 223
PINNACLE CONSULTING SVCS INC	Consulting Services	NA	217
PITTMAN MCLENAGAN GROUP LC	Consulting Services	NA	192
CASSIDY & PINKARD INC	Consulting Services	NA	175
VERIZON SELECT SERVICES INC	Telecommunications Services	NA	175
PA CONSULTING GROUP	Consulting Services	NA	174
MCCLAFFERTY PRINTING CO	Printing Services	NA	172
BROADGATE CONSULTANTS INC	Consulting Services	NA	170
WATSON WYATT & COMPANY	Actuarial Services	NA	169
MW CONSULTING	Consulting Services	NA	165
JOHN LAND ASSOCIATES INC	Consulting Services	NA	159
MARGARET M RENO	Consulting Services	NA	148
ADP	Payroll Services	NA	144
FRANCIS J KITZINGER	Consulting Services	NA	142
MELLON BANK	Consulting Services	NA	141
WEICHERT RELOCATION	Relocation Services	NA	140
STAR ENVELOPE	Printing Services	NA	136
NETVERSANT OF PHILADELPHIA	Telecommunications Services	NA	132
SURVEYSOURCE	Research Services	NA	131
ADMIRAL SECURITY SERVICES	Security Services	NA	123
CONCENTRA MEDICAL CENTERS	Human Resource Services	NA	123
THE PRESIDIO CORPORATION	Computer Consulting Services	NA	121
DLL SOLUTIONS INC	Consulting Services	NA	120
AIRBORNE EXPRESS	Courier Services	NA	119
ACCOUNTING AND BUSINESS	Professional Services	NA	117
VIRGIL P SABIN	Consulting Services	NA	117
FUTURTECH CONSULTING INC	Computer Consulting Services	NA	110
LAURA C MARGIOTTA	Consulting Services	NA	110
PEREGOFF & ASSOCIATES LLC	Consulting Services	NA	109
MAINLINE INFORMATION SYSTEMS INC	Computer Consulting Services	NA	102
MISCELLANEOUS			4,897
(473 ITEMS LESS THAN $100,000)
TOTAL			$16,811
GRAND TOTAL			$45,040
-32- __________________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926
INSTRUCTIONS:	Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.
Description	Amount
Pension	$ 12,774
Medical	14,545
OPEB expenses	15,196
Supplemental Executive Retirement Plan	2,014
Accrued Vacation	4,034
Life insurance	892
Dental	1,279
Vision	172
Savings & Thrift	2,918
Payroll tax expenses	9,243
Education Plan	285
Long-Term Disability	614
Service Awards	60
Wellness	62
Employee Association	66
COBRA	(28)
Workman's Compensation Insurance	1,631
Administration Fees	143
Deferred Compensation	(433)
Employee deductions	(1,617)
Other	87
TOTAL	$ 63,937
-33- ______________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1
INSTRUCTIONS:

Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

Description	Name of Payee	Amount
Radio Ads	Stanton Communications	$ 64
Newspaper Ads	National Advertising Placement	43
Newspaper Ads	Davis Advertising	28
Newspaper Ads	The News Journal	4
Miscellaneous		15
TOTAL		$ 154
-34- ______________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2
INSTRUCTIONS:

Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b) (2)) shall be separately classified.

Description	Amount
Material expenses	$1,798
Meals & Entertainment	1,055
Contractor Consulting	1,025
Small Tools and equipment	768
Building facilities work	280
Sponsorships/Associations	241
Employee expense reimbursement	70
Publications/Subscriptions	57
Utilities expense	46
Non-Cash Employee Small Gifts	43
General liability claims	32
Office equipment, maintenance & software	28
SAP maintenance costs	27
Membership Dues	24
Florist items	11
Other Miscellaneous expenses	290
$5,795
-35- _____________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
RENTS - ACCOUNT 931
INSTRUCTIONS:	Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the definition of the Uniform System of Accounts.
Type of Property	Amount
Office Rents	$ 16,981
Office Equipment and Computers	14,593
Vehicle Leases	2
Miscellaneous Rents	27
TOTAL	$ 31,603
-36- ____________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
TAXES OTHER THAN INCOME TAXES - ACCOUNT 408
INSTRUCTIONS:

Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

	Kind of Tax	Amount
(1)	Other Than U.S. Government Taxes
	City of Wilmington	$ 15
	Sales and Use Taxes	895
	Property Taxes	643
	SUBTOTAL	$ 1,553
(2)	U.S. Government Taxes
$ -
	SUBTOTAL	$ -
	TOTAL	$ 1,553
-37- ____________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
DONATIONS - ACCOUNT 426.1
INSTRUCTIONS:

Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

Name of Recipient	Purpose of Donation	Amount
United Way	Community Welfare	$ 254
US Chamber of Commerce	Leadership Fund	100
Salvation Army	Community Welfare	63
Shore Memorial Hospital	Community Welfare	40
Edison Electric Institute	Sponsorship of Energy Convention	40
Junior Achievement	Community Welfare	34
The Nature Conservancy	Land protection efforts	25
Delaware Public Policy Institute	Community Welfare	25
Wilmington Country Club (Youth Golf Prg)	Community Welfare	25
Delaware State University	Capital Campaign	20
Communities in Schools of Delaware	Community Welfare	15
Delaware Volunteer Firemen's Assoc	Community Welfare	15
Community Foundation of Eastern Shore	Community Welfare	13
Maryland State Firemen's Assoc	Community Welfare	13
American Council for Capital Format	Community Welfare	11
Kingswood Community Center	Community Welfare	10
Boys & Girls Clubs of Delaware	Community Welfare	10
Faith Center	Community Welfare	10
Five Mile Beach Vol. Fireman's Assoc	Community Welfare	8
LPGA Urban Youth Golf Program	Community Welfare	8
United Negro College Fund	Community Welfare	8
American Red Cross	Community Welfare	7
Children & Families First	Community Welfare	6
Union Hospital	Community Welfare	5
Burn Foundation	Community Welfare	5
Center for Creative Arts	Community Welfare	5
American Institute for Public Service	Community Welfare	5
Delaware Museum of Natural History	Community Welfare	5
MBNA Educational Foundation	Community Welfare	5
National Black Caucus of State Legislators	Sponsorship	5
New Jersey State Vol. Firemen's Assoc	Community Welfare	5
PUMH Foundation Inc.	Community Welfare	5
Romare Bearden Foundation Inc.	Community Welfare	5
Delaware Nature Society	Community Welfare	4
National Association of Black Accountants	Sponsorship	4
Delaware State Fair	Community Welfare	3
Latin American Community Center	Community Welfare	3
National Coalition of 100 Black Women Inc.	Sponsorship	3
National Conf for Community & Justice	Sponsorship	3
Cecil County Arts Council	Community Welfare	3
Other Miscellaneous Donations		70
TOTAL		$ 903
-38- ____________________________________________________________________________________
ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
OTHER DEDUCTIONS - ACCOUNT 426.5
INSTRUCTIONS:	Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.
Description	Name of Payee	Amount
Retirement of IT Assets		$ 2,794
Loss on Disposal of Server		51
TOTAL		$ 2,845
-39- ______________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME
INSTRUCTIONS:

The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements, Schedule XIV, pages 19-20
-40- ______________________________________________________________________________________

PHI SERVICE COMPANY
Organization Chart
John M. Derrick Chairman
Dennis R. Wraase CEO
Thomas S. Shaw President & COO
William T. Torgerson Executive Vice President & General Counsel
Andrew W. Williams Senior Vice President & CFO
Beverly L. Perry Senior Vice President
Joseph M. Rigby Senior Vice President
William J. Sim Senior Vice President
William H. Spence Senior Vice President
Anthony J. Kamerick Vice President & Treasurer
James P. Lavin Vice President & Controller
Kenneth P. Cohn Vice President
Jill R. Downs Vice President
Albert F. Kirby Vice President
Barbara J. Williams Vice President
J. Mack Wathen Vice President
James S. Potts Vice President
George W. Potts Vice President
Kevin McGowan Vice President
Michael W. Maxwell Vice President
-41- _______________________________________________________________________________________
PHI SERVICE COMPANY
Organization Chart (continued)
William M. Gausman Vice President
Kirk J. Emge Vice President
Ernest L. Jenkins Vice President
Ellen Sheriff Rogers Vice President & Secretary
Donna J. Kinzel Assistant Treasurer
Jeffery E. Snyder Assistant Treasurer
Diana C. DeAngelis Assistant Secretary
Nina J. Clements Assistant Secretary
-42- _______________________________________________________________________________________

PHI Service Company
Current Methods of Allocation
Described below are the methods used to allocate costs of the Service Company to Client Companies which cannot practicably be direct charged
Service Department or Function	Basis of Allocation *
Executive Management	Blended ratio
Procurement & Supply Chain	Material stock expense ratio
Vehicle Resource Management	Vehicle $ ratio
Facilities Services	Square footage ratio for office space and non-office space
Document Services	Employee ratio
Real Estate	Real estate investment ratio
Security	Labor $ ratio
Insurance Administration	Blended ratio
Claims Administration	Historical claims ratio
Regulatory Affairs	Utility cost ratio
Property insurance and miscellaneous insurance coverage	Asset cost ratio
General liability insurance	Labor $ ratio
Directors and Officers insurance	Asset cost ratio
Cost of Benefits	Employee ratio
* Definitions of ratios follows Methods of Allocation pages
-43- ___________________________________________________________________________________
PHI Service Company
Current Methods of Allocation (continued)
Service Department or Function	Basis of Allocation *
Compensation and Benefits Services	Employee ratio
Personnel, Employment and Staffing	Employee ratio
Employee/Labor Relations	Employee ratio
Training and Management Development	Employee ratio
Performance Improvement	Employee ratio
Organizational Development	Employee ratio
Legal Services	Actual legal direct labor charges
Audit Services	O&M ratio
Management of Customer Care	Number of customers ratio
Special Billing	Number of special bills ratio
Corporate Marketing	O&M ratio
Voice Service	Telephone ratio
Data Management	Storage ratio
Operations Management	CPU time ratio
Applications Support	End user ratio
Desktop/Network Support	End user ratio
IS General Management and Administration	Blended ratio
* Definitions of ratios follows Methods of Allocation pages
-44- ___________________________________________________________________________________
PHI Service Company
Current Methods of Allocation (continued)
Service Department or Function	Basis of Allocation *
Government Affairs	O&M ratio
Corporate Communications	O&M ratio
Environmental & Safety	Blended ratio
Delivery Services	T&D O&M ratio
System Operations Services	Kwh Output ratio
Maintenance Services	Kwh Output ratio
Other Delivery Services	T&D O&M ratio
Energy Business Management and Administration	O&M ratio
Merchant Functions	Merchant Cost ratio
Supply Engineering and Support	O&M ratio
Fuel Supply Function	Kwh generated ratio
Accounts Payable Accounting Services	Number of checks issued ratio
Payroll Accounting Services	Number of employees paid ratio
Asset & Project Accounting Services	Asset system cost ratio
All Other Financial Services	O&M ratio
* Definitions of ratios follows Methods of Allocation pages
-45- ___________________________________________________________________________________
Definition of Service Company Current Allocation Methods
Ratio Title	Ratio Description
Employee Ratio

A ratio the numerator of which is the number of employees of a Client Company, the denominator of which is the number of employees in all Client Companies using the service. This ratio will be calculated quarterly.

Square Footage Ratio
office space

A ratio the numerator of which is the number of square feet of office space occupied by a Client Company, the denominator of which is the total number of square feet of office space occupied by all Client Companies using the service.

non-office space

A ratio the numerator of which is the number of square feet of non-office space occupied by a Client Company, the denominator of which is the total number of square feet of non-office space occupied by all Client Companies using the service.

Telephone Ratio	A ratio the numerator of which is the number of telephones used by a Client Company, the denominator of which is the number of telephones used by all Client Companies using the service.
CPU Time Ratio

A ratio the numerator of which is the number of hours of CPU time used for a particular system application, the denominator of which is the total number of CPU hours used by all companies. Costs are allocated to Orders based on this ratio. That cost is then either included in the cost of other Service Company services or directly routed to the appropriate Client Company.

End User Ratio

A ratio the numerator of which is the number of users of computer systems within a Client Company, the denominator of which is the total number of users of computer systems within all Client Companies using the service.

Labor $ Ratio

A ratio the numerator of which is the amount of labor $ of a Client Company, the denominator of which is total labor $ for all Client Companies using the service. This ratio will be calculated monthly.

Historical Claims Ratio	A ratio the numerator of which is the total claims expense of a Client Company, the denominator of which is the total claims expense for all Client Companies using the service.
-46- ___________________________________________________________________________________
Asset Cost Ratio

A ratio the numerator of which is the total cost of assets in a Client Company, the denominator of which is the total costs of assets for all Client Companies using the service. Assets are limited to plant, property and investments.

O&M Ratio

A ratio the numerator of which is the total direct (i.e., excludes charges allocated by the Service Company) operations and maintenance expense, excluding depreciation and fuel costs, of a Client Company, the denominator of which is total direct operations and maintenance expense, excluding depreciation and fuel costs, of all Client Companies using the service.

Revenue Ratio	A ratio the numerator of which is the total revenues of a Client Company, the denominator of which is the total number of customers for all the Client Companies using the service.
Number of Customers Ratio	A ratio the numerator of which is number of customers served by a Client Company, the denominator of which is the total number of customers for all Client Companies using the service.
Number of Utility Customers Ratio	A ratio the numerator of which is number of utility customers served by a Client Company, the denominator of which is the total number of utility customers for all Client Companies using the service.
Nuclear Installed Capacity Ratio

A ratio the numerator of which is the nuclear facility installed capacity of a Client Company, the denominator of which is the total nuclear facility installed capacity of all Client Companies using the service.

Materials Stock Expense Ratio	A ratio the numerator of which is the materials stock expense of a Client Company, the denominator of which is the total materials stock expense of all Client Companies using the service.
Real Estate Investment

A ratio the numerator of which is the cost of real estate leases and land and buildings owned by a Client Company, the denominator of which is the total cost of real estate leases and land and buildings for all Client Companies using the service.

Number of Special Bills Ratio	A ratio the numerator of which is the number of special bills issued for a Client Company, the denominator of which is the total number of special bills issued for all Client Companies.
Utility Asset Cost Ratio	A ratio the numerator of which is the total cost of utility assets in a Client Company, the denominator of which is the total costs of utility assets for all Client Companies using the service.
-47- ___________________________________________________________________________________
T&D O&M Ratio

A ratio the numerator of which is the total direct (i.e., excludes charges allocated by the Service Company), operations and maintenance expense, excluding depreciation and fuel costs, of a Transmission and Distribution Client Company, the denominator of which is total direct operations and maintenance expense, excluding depreciation and fuel costs, of all Transmission and Distribution Client Companies.

Kwh Generated Ratio

A ratio the numerator of which is the number of kilowatt hours generated by a Client Company, the denominator of which is the total number of kilowatt hours generated by all Client Companies using the service.

Kwh Output Ratio

A ratio the numerator of which is the number of kilowatt hours purchased and generated by a Client Company, the denominator of which is the total number of kilowatt hours purchased and generated by all Client Companies using the service.

Merchant Cost Ratio

A ratio the numerator of which is the dollar amount of direct charges of the merchant function to a specific Client Company, the denominator of which is the total dollar amount of direct charges of the merchant function to all Client Companies using the service.

Vehicle $ Ratio

A ratio the numerator of which is the dollar amount of vehicle charges in a specific Client Company, the denominator of which is the total amount of vehicle charges in all Client Companies using the services.

Blended Ratio	A composite ratio which is comprised of an average of the Employee Ratio, the Labor $ Ratio, and the Asset Cost Ratio, for all Client Companies using the service.
Number of Checks Issued Ratio	A ratio the numerator of which is the number of checks issued for a Client Company, the denominator of which is the total number of checks issued for all Client Companies using the service.
Number of Employees Paid Ratio	A ratio the numerator of which is the number of employees paid for a Client Company, the denominator of which is the total number of employees paid for all Client Companies using the service.
Asset System Cost Ratio

A ratio the numerator of which is the total cost of assets for a Client Company on the asset & project system, the denominator of which is the total cost of assets for all Client Companies using the service on the asset & project system.

Data Storage Ratio

A ratio the numerator of which is the gigabytes of data storage space used for a particular system application, the denominator of which is the total gigabytes of data storage space used for all system applications. Costs are allocated to Orders or Cost Centers based on this ratio. That cost is then either included in the cost of other Service Company services or directly routed to the appropriate Client Company.

-48- ___________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
For the Year Ended December 31, 2003 (In Thousands)
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
Company	Percent	Allocation of Indirect Interest *	Total Allocation of Interest
Delmarva Power & Light Company	37.3%	$201	$201
Atlantic City Electric Company	30.9%	166	166
Potomac Electric Power Company	9.8%	53	53
Conectiv Delmarva Generation, Inc.	9.8%	53	53
Delaware Operating Services Company	4.3%	23	23
Conectiv Energy Supply, Inc.	2.0%	11	11
Potomac Energy Services, Inc.	1.9%	10	10
Conectiv Bethlehem LLC	1.5%	8	8
Conectiv Atlantic Generation, LLC	1.1%	6	6
Thermal Energy Limited Partnership	0.6%	3	3
Conectiv Properties and Investments, Inc.	0.2%	1	1
Atlantic Southern Properties	0.2%	1	1
Potomac Capital Investment Corporation	0.2%	1	1
Conectiv Thermal Systems	0.2%	1	1
TOTAL	100.0%	$538	$538
* Reflects average BLENDED rate for the year.
-49- ____________________________________________________________________________________

ANNUAL REPORT OF: PHI Service Company
SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

PHI Service Company (Name of Reporting Company)
By: JAMES P. LAVIN (Signature of Signing Officer)
Date: April 30, 2004	James P. Lavin, Vice President & Controller (Printed Name and Title of Signing Officer)
-50- ____________________________________________________________________________________